Exhibit 99.2

STUDENT TRANSPORTATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended March 31, 2015.  These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  The information in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations is effective May 11, 2015. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to “$” or “US$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars.  All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company’s fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A”), including without limitation in the sections of this MD&A entitled “Results of Operations”, “Liquidity and Capital Resources” and “Subsequent Events” are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements.  Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, our ability to retain or renew our customer contracts, find suitable business for acquisition and identify conversion opportunities and win bid contracts on profitable terms, the Company’s consolidated indebtedness and restrictive covenants related thereto, the Company’s ability to make payments on its convertible debentures, the Company’s acquisition strategy, increased industry competition and consolidation, reliance on certain key personnel, the possibility that a greater number of employees will join unions, rising insurance costs, a lack of insurance coverage for certain losses, new governmental laws and regulations, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds, the termination of certain of the Company’s contracts for reasons beyond management’s control, uncertain risks associated with the Company’s oil and gas operations, the Company’s status as a public company, foreign private issuer and emerging growth company status for U.S. federal securities law purposes, reduced spending by school districts and governmental agencies, terrorism attacks, man-made or natural disasters and cyber terrorism and risks related to the Company’s capital structure. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material.  These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC.  On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”).  Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”).  STI currently holds a 98.6% interest in STA Holdings as at March 31, 2015, through its ownership of the Class A shares of STA Holdings.  The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”).   STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application, and on September 2, 2011, the SEC formally declared effective the Company’s Form 40-F registration statement.  As such, the Company became a “foreign private issuer” under applicable U.S. federal securities laws.  On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

 On June 21, 2010, STI closed its offering of Cdn$ 6.75% convertible subordinated unsecured debentures (the “Cdn$ 6.75% Convertible Debentures”) due June 30, 2015, at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50.0 million).(see “Liquidity and Capital Resource-Convertible Debentures”).

On June 7, 2011, the Company issued US$ 6.25% convertible subordinated unsecured debentures (the “US$ 6.25% Convertible Debentures”) due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million.

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019 (the “Cdn$ 6.25% Convertible Debentures ”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

The Cdn$ 6.75% Convertible Debentures, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The net proceeds from the issuances of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, and for general corporate purposes.

Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $7.25 per common share (the “Cdn$ 6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of Cdn$ 6.75% Convertible Debentures,  at a conversion price of US $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of US$ 6.25% Convertible Debentures and at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of Cdn$ 6.25% Convertible Debentures.

The Cdn$ 6.75% Convertible Debentures were not redeemable prior to June 30, 2013.  The Company has the right, at its option, to redeem the Cdn$ 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.75% Convertible Debenture Conversion Price.  The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company has the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days’ prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. The Cdn$ 6.25% Convertible Debentures are not redeemable prior to June 30, 2017.  The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price.  After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the  Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the Cdn$ 6.75% Convertible Debentures, for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures.  The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

 The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 1,069,934 common shares during the nine months ended March 31, 2015, which have an approximate value of $6.4 million.

The shareholders of the Company approved the adoption by STA Holdings of the Equity Incentive Plan (“EIP”), at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two common shares available for issuance under the EIP by 1,446,291.  Pursuant to the STA Holdings amendment discussed below, the majority of this additional allotment was converted into Class B Series Three shares.  All of these shares have been granted to management.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which had been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which have been utilized for all share grants under the EIP subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPSs.  The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.  Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted that remain outstanding are available to be “put” back to the Company, while the holders of Class B Series Three common shares have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant.  All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Two and Series Three common shares are recorded as a component of other (income) expense, net in the consolidated statement of operations. The Company recorded income of $2.0 million and an expense of $0.3 million for the nine months ended March 31, 2015 and 2014, respectively, associated with the change in fair value on the Class B shares.  The Company recorded $0.7 million and $0.6 million in dividend payments for the nine months ended March 31, 2015 and 2014, respectively, which are recorded as a component of other (income) expense, in the consolidated statement of operations.

During the nine months ended March 31, 2015, there were no Class B Series Two shares “put” back to the Company.  The total number of Class B Series Two common shares outstanding as at March 31, 2015 was 61,466.  The fair value of the Class B Series Two common shares outstanding at March 31, 2015 represents a liability of $0.5 million all of which is recorded in other current liabilities.

During the nine months ended March 31, 2014, a total of 3,050 Class B Series Two common shares were “put” back to the Company having a fair value of thirty one thousand dollars.  The total number of Class B Series Two common shares outstanding as at March 31, 2014 was 61,466.  The fair value of the Class B Series Two common shares outstanding at March 31, 2014 represented a liability of $0.6 million all of which was recorded in other current liabilities.

During the nine months ended March 31, 2015, STA Holdings granted 663,620 Class B Series Three common shares pursuant to the EIP.  The Company recognized $4.2 million in non-cash stock-based compensation expense related to these grants during the nine months ended March 31, 2015. In connection with these grants, 236,241 shares were withheld at the election of the participants to satisfy income tax withholdings.  In addition, pursuant to the liquidity provision of the EIP plan, 271,483 Class B Series Three common shares were “put” back to the Company, having a fair value of $1.7 million during the nine months ended March 31, 2015.  The total number of Class B Series Three common shares outstanding as at March 31, 2015 was 1,561,738.  The fair value of the Class B Series Three common shares outstanding at March 31, 2015 represents a liability of $8.5 million, of which $6.1 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

During the nine months ended March 31, 2014, STA Holdings granted 635,074 Class B Series Three common shares pursuant to the EIP.  The Company recognized $3.9 million in non-cash stock-based compensation expense related to these grants during the nine months ended March 31, 2014. In connection with these grants, 195,289 shares were withheld at the election of the participants to satisfy income tax withholdings.  In addition, pursuant to the liquidity provision of the EIP plan, 89,390 Class B Series Three common shares were “put” back to the Company, having a fair value of $0.6 million during the nine months ended March 31, 2014.  The total number of Class B Series Three common shares outstanding as at March 31, 2014 was 1,513,985.  The fair value of the Class B Series Three common shares outstanding at March 31, 2014 represented a liability of $9.4 million, of which $6.8 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2014.  Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to the lesser of 4,158,553 Common Shares or the number of Common Shares that can be purchased for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Under the renewed NCIB, the Company  repurchased 73,083 shares with a value of $0.4 million during the nine months ended March 31, 2015, and did not repurchase any shares under the previous NCIB.

In February 2015, Cdn$ thirty six thousand dollars of the Company’s Cdn$ 6.75% Convertible Debentures were converted into 4,965 shares of common stock. The Cdn$ 6.75% Convertible Debentures mature on June 30, 2015. (see “Liquidity and Capital Resource-Convertible Debentures”).

On March 6, 2015, the Company issued 11,983,000 common shares pursuant to a bought deal for total gross cash proceeds of $69.1 million (Cdn $86.3 million) (the “2015 Bought Deal”).  The net proceeds of $65.6 million (Cdn $ 81.8 million) after commission and fees, were used entirely to pay down debt on the Company’s senior credit facility.

Results of Operations ($ in 000’s, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s seasonality, fuel prices, currency and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2015	2014	2015	2014

Revenues	$156,314	$138,263	$402,297	$346,932
Costs and expenses
Cost of operations	118,935	104,790	314,429	269,380
General and administrative	14,090	12,445	41,217	34,944
Non-cash stock compensation	1,231	685	4,170	3,942
Acquisition expense	-	193	3	266
Depreciation and depletion expense	14,268	13,853	33,454	31,859
Amortization expense	797	805	2,431	2,742
Total operating expenses	149,321	132,771	395,704	343,133

Income from operations	6,993	5,492	6,593	3,799
Interest expense	4,328	4,421	13,165	12,079
Foreign currency (gain) loss	(482)	(187)	(378)	76
Unrealized loss on foreign currency exchange contracts	1,528	230	1,970	61
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	4	(237)	(219)	(671)
Gain on bargain purchase of businesses acquired, net of tax	-	(2,762)	-	(2,762)
Other (income) expense, net	(1,216)	519	(2,745)	674
Income (loss) before income taxes and equity in net income
of unconsolidated investment	2,831	3 ,508	(5,200)	(5,658)
Equity in net income of unconsolidated investment	25	-	25	-
Income tax expense (benefit)	963	908	(1,850)	(2,368)

Net income (loss)	$1,893	$2,600	$(3,325)	$(3,290)
Basic and diluted net income (loss) per common share	$0.02	$0.03	$(0.04)	$(0.04)

   Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  Since schools are not in session, there is minimal school bus transportation revenue.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage.  In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period.  These purchases have historically been funded by borrowings on the Company’s senior credit facility and through operating lease financings.

Recent Market Fuel Price Trends

There has been a significant decrease in market fuel prices over the last several months in North America.  The recent trend in declining market fuel prices is evidenced by the decline in oil prices since July 2014 (the start of our 2015 fiscal year).  The price of oil in July 2014 was approximately $100 per barrel.  Prices in September 2014 were approximately $95 per barrel, and started to decline to a range of $75 per barrel and $60 per barrel in the November 2014 and December 2014 time frame, respectively.  At the end of March 2015, the price of oil stood at approximately $50 per barrel.  We have seen some positive impacts on this declining trend in market fuel prices in our fuel expense for the three and nine months ended March 31, 2015, and expect to see this trend continue during the remainder 2015 fiscal year (April 2015 through June 2015) based on the current level of market fuel prices.

The Company is exposed to changes in the market price of fuel on our school transportation contracts in the ordinary course of business.  The Company currently has fuel mitigation features in approximately 60% of its school transportation revenue contracts that provide some measure of protection against market fuel price increases, ranging from the outright purchase of fuel by school districts to fuel reimbursements associated with fuel price caps / collars and fuel escalators.  So while the Company is still exposed to some price risk under some of these fuel mitigation features when market fuel prices increase, we also benefit to some extent with a decline in market fuel prices as well.

In addition to the contract mitigation features related to fuel in the revenue contracts, over the last several years the Company also endeavored to lock in an approximate 20% of its fuel exposure by entering into fixed price contracts with its fuel vendors on an annual basis, with the final approximate 20% of fuel exposure fully subject to market price fluctuations.  In August 2014, the Company entered into fixed price contracts with fuel vendors to cover the approximate 20% of fuel exposure for fiscal year 2015.  As such, the fixed price contracts for fiscal year 2015 reflect lock-in prices from the August 2014 time period, prior to the substantial market fuel price declines experienced in the November 2014 and December 2014 time periods.  Further, the Company has benefited from the recent market fuel price declines on the final 20% of fuel exposure fully subject to market price fluctuations.

In connection with the recent decline in market fuel prices and considering the fuel mitigation, fixed price contracts in place for fiscal year 2015 and fuel exposure subject to market price fluctuations, the Company anticipates that fuel expense for the full 2015 fiscal year will be approximately in the range of 7.5% to 7.7% of revenue compared to the 8.8% reflected in the fiscal year 2014 results.  Further, in connection with the approximate 20% of fuel exposure we would endeavor to lock in with fuel vendors for fiscal year 2016, the Company entered into fixed price contracts for the 2016 fiscal year in relation to the approximate 20% in the October 2014 timeframe.  As such, the Company would expect an additional reduction in fuel expense related to the recent declines in market fuel prices to an approximate level of 7.0% to 7.2% of revenue in fiscal 2016; all else being equal (see Forward Looking Statements).

Foreign Currency Translation Impacts on Financial Reporting

The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. The Company’s reported results have been negatively impacted by the recent weakening of the Canadian dollar in connection with the translation of the Canadian operations into U.S. dollar. These negative impacts are purely financial statement reporting impacts and have no effect on the Company’s Canadian dollar operating results.   The results of the Company’s Canadian operations (revenues and expenses) are translated into U.S. dollars using the average exchange rate during the period.  The average Canadian dollar / U.S. dollar exchange rate for the nine month periods ended March 31, 2015 and 2014 were 1.1550 and 1.0637, respectively.   Revenue and operating loss for the first nine months of fiscal year 2015 were negatively impacted by approximately $4.7 million and $0.3 million, respectively, related to the change in exchange rates between the Canadian dollar and the U.S. dollar as compared to the first nine months of fiscal year 2014.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts.  These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet.  In addition, since the fiscal year 2007 the Company has financed a portion of its growth and replacement school vehicles through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis.  Currently, leased and managed buses account for approximately 25% and 5%, respectively, of the Company’s fleet.  The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During the fiscal year ended June 30, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $24.0 million in replacement school vehicles and $20.4 million in growth vehicles for the 2013-2014 school year.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases are approximately $6.3 million per year for the term of the leases.

During the nine months ended March 31, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles for the 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”).  Canadex was a transportation and energy company consisting of two separate business segments.  The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States.  The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”).  CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates.  It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States.  Approximately 70% of these wells produce natural gas.  CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities.  The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.  Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately one percent of consolidated Company revenues.

Three months ended March 31, 2015 Compared to Three months ended March 31, 2014

The Company’s core business is school bus transportation.  As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio.  The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the third quarter of fiscal year 2015 include $0.3 million in oil and gas revenue, $0.3 million in related cost of operations and $0.3 million in depletion expense. The consolidated results for the third quarter of fiscal year 2014 include $1.5 million in oil and gas revenue, $0.7 million in related cost of operations and $0.2 million in depletion expense. The revenue reduction for the third quarter of fiscal year 2015 compared to the third quarter of fiscal year 2014 was due to a reduction in both price and production, primarily related to the recent decline in fuel market prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment.  Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues:  Revenues for school bus transportation for the third quarter of fiscal year 2015 were $156.0 million compared to $136.7 million for the third quarter of fiscal year 2014, representing an increase of $19.3 million, or 14.1%.  Revenue for the third quarter of fiscal year 2015 was negatively impacted by approximately $2.4 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the third quarter of fiscal year 2014 to the third quarter of fiscal year 2015 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first quarter of fiscal year 2015, the Company started operations on fourteen new bid contracts (two of which were conversions and two of which were tuck-ins to existing locations) and closed one acquisition in the second quarter of fiscal year 2015.  The Company did not renew four contracts for the fiscal year 2015. In addition, the Company closed an acquisition in the third quarter of fiscal year 2014.

The acquisition completed in the third quarter of fiscal year 2014 and the acquisition completed in the second quarter of fiscal year 2015, along with the new bid-in contracts for fiscal year 2015 accounted for $13.9 million in new business growth in the third quarter of fiscal year 2015, which was partially offset by a $0.8 million revenue reduction resulting from the four contracts not renewed. The impact of net operating day differences, primarily weather days associated with school closings, accounted for a $0.8 million timing related increase in quarter over quarter revenues. The remaining $7.8 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations:  Cost of operations for school bus transportation for the third quarter of fiscal year 2015 was $118.6 million as compared to $104.1 million for the third quarter of fiscal year 2014, representing an increase of $14.5 million or 13.9%. The acquisitions completed in the third quarter of fiscal year 2014 and the second quarter of fiscal year 2015, along with the new bid-in contracts for fiscal year 2015 accounted for $11.3 million of the total increase in cost of operations which was partially offset by a $0.5 million reduction resulting from the four contracts not renewed. In addition, the quarter over quarter results will reflect additional expenses for the third quarter of fiscal year 2015 associated with the timing related increases in quarter over quarter revenues related to the operating day differences noted above.  The remaining $3.7 million increase in cost of operations, net of new business and contracts not renewed for the third quarter of fiscal year 2015, resulted primarily from an increase in salaries and wages, operating costs, fringe benefits and insurance costs partially offset by a decrease in  fuel expense and maintenance costs.  Salaries and wages, net of new business for the third quarter of fiscal year 2015, increased by $2.1 million primarily related to driver wages.  As a percentage of revenue, driver wages decreased to 33.8% in the third quarter of fiscal year 2015 from 34.0% in the third quarter of fiscal year 2014. Operating expenses, net of new business for the third quarter of fiscal year 2015, increased $2.2 million due primarily to an additional year of vehicle leasing costs.  Fringe benefits, net of new business for the third quarter of fiscal year 2015, increased $1.5 million due mostly to unfavorable claims experience in workers compensation. Fringe benefits increased as a percentage of revenue to 10.6% in the third quarter of fiscal year 2015 from 10.0% in the third quarter of fiscal year 2014.  Insurance costs, net of new business for the third quarter of fiscal year 2015, increased $0.4 million primarily due to unfavorable liability insurance claims development. As a percentage of revenue, insurance costs increased to 3.4% from 3.2% in the third quarter of fiscal year 2015 compared to the third quarter of fiscal year 2014.  Maintenance expense, net of new business for the third quarter of fiscal year 2015, decreased $0.5 million due primarily to lower net parts expense. Maintenance expense decreased as a percentage of revenue to 4.4% in the third quarter of fiscal year 2015 from 5.0% in the third quarter of fiscal year 2014. Fuel expense, net of new business for the third quarter of fiscal year 2015, decreased $2.0 million, primarily related to lower market prices.  As a percentage of revenue, fuel decreased to 7.7% in the third quarter of fiscal year 2015 from 9.5% in the third quarter of fiscal 2014.

General and Administrative Expense:  General and administrative expense for school bus transportation for the third quarter of fiscal year 2015 was $14.0 million compared to $12.4  million for the third quarter of fiscal year 2014, an increase of $1.6 million or 12.9%. As a percentage of revenue, total general and administrative expense decreased to 9.0% of revenue in the third quarter of fiscal year 2015 from 9.1% in the third quarter of fiscal year 2014. The increase in general and administrative expenses is primarily due to the conversions and bid- in contracts completed during the fiscal year 2015, as well as higher professional fees and administrative compensation.

Non-Cash Stock Compensation:  Non-cash stock compensation expense for school bus transportation for the third quarter of fiscal year 2015 was $1.2 million. The non-cash compensation expense related to the issuance of 200,518 Class B Series Three common shares of STA Holdings in the third quarter of fiscal year 2015. Non-cash stock compensation expense for school bus transportation for the third quarter of fiscal year 2014 was $0.7 million. The non-cash compensation expense related to the issuance of 110,117 Class B Series Three common shares of STA Holdings in the third quarter of fiscal year 2014.

Acquisition Expense: The Company did not incur any acquisition expense for school bus transportation for the third quarter of fiscal year 2015, as there were no acquisitions completed in the quarter. Acquisition expense for the third quarter of fiscal year 2014 was $0.2 million. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Depreciation Expense:  Depreciation expense for school bus transportation for the third quarter of fiscal year 2015 was $14.0 million compared to $13.6 million for the third quarter of fiscal year 2014, an increase of $0.4 million. The increase was primarily related to the vehicles associated with the acquisitions completed in the third quarter of fiscal year 2014 and the second quarter of fiscal year 2015, along with the new bid-in contracts that started operations in fiscal 2015, partially offset by the depreciation savings due to the additional vehicles leased quarter over quarter.  As a percentage of revenue, depreciation expense decreased to 8.9% for the third quarter of fiscal year 2015 from 10.0% for the third quarter of fiscal year 2014.

Amortization Expense:  Amortization expense for school bus transportation was $0.8 million for both the third quarter of fiscal year 2015 and the third quarter of fiscal year 2014. As a percentage of revenue, amortization expense decreased to 0.5% in the third quarter in fiscal year 2015 from 0.6% in the third quarter of fiscal year 2014.

Income from Operations: Income from operations for school bus transportation was $7.3 million for the third quarter of fiscal year 2015 compared to $4.9 million for the third quarter of fiscal year 2014. The increase in income from operations of $2.4 million resulted from the operating line items discussed above and reflects a negative impact of $0.2 million in exchange rates between the Canadian dollar and the US dollar from the third quarter of fiscal year 2014 compared to the third quarter of fiscal year 2015 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense:  Interest expense for the third quarter of fiscal year 2015 was $4.3 million compared to $4.4 million for the third quarter of fiscal year 2014. The decrease in interest expense of $0.1 million was due to a decrease in the weighted average interest rate, which was partially offset by an increase in average debt outstanding for the third quarter of fiscal year 2015, compared to the third quarter of fiscal year 2014.

Foreign Currency Gain:   Foreign currency gain for the third quarter of fiscal year 2015 totaled $0.5 million compared to a foreign currency gain $0.2 million for the third quarter of fiscal year 2014. The increase in the foreign currency gain of $0.3 million results primarily from the gains realized upon the settlement of the foreign currency exchange contracts.

Unrealized Loss on Foreign Currency Exchange Contracts:  Unrealized loss on foreign currency exchange contracts was $1.5 million for the third quarter of fiscal year 2015 compared to an unrealized loss of $0.2 million for the third quarter of fiscal year 2014.  The increase in unrealized loss of $1.3 million primarily reflects the fair value adjustment of the foreign currency exchange contracts resulting from the change in exchange rates for each period.

Non-cash Loss (Gain) on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash loss on the US$ 6.25% Convertible Debentures conversion feature was four thousand dollars for the third quarter of fiscal year 2015 compared to a non-cash gain of $0.2 million in the third quarter of fiscal year 2014.  The increase in the non-cash loss of $0.2 million was related to the change in fair value of the embedded conversion feature derivative associated with STI’s issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures.  The conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the Issuer, a Canadian functional currency entity.  Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired: The gain on the bargain purchase in the third quarter of fiscal year 2014 was $2.8 million, net of tax, resulting from the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation, as discussed below under the heading “Liquidity and Capital Resource-Acquisitions”.

Other (Income) Expense, Net:  Other income totaled $1.2million in the third quarter of fiscal year 2015 compared to an expense of $0.5 million in the third quarter of fiscal year 2014. The increase in other income of $1.7 million was due primarily to a decrease in the Class B share expense of $1.2 million and an increase in unrealized gains on foreign currency translations of $0.4 million, in the third quarter of fiscal year 2015 compared to the third quarter of fiscal year 2014.

Income before Income Taxes and Equity in Net Income of Unconsolidated Investment:  Income before income taxes and Equity in Net Income of Unconsolidated Investment was $2.8 million for the third quarter of fiscal year 2015 compared to $3.5 million for the third quarter of fiscal year 2014.  The decrease  in income of $0.8 million resulted primarily from the decrease in the bargain gain of $2.8 million, an increase in unrealized losses on foreign currency exchange contracts of $1.3 million, an increase in the non cash loss on the US$ 6.75% Convertible Debentures conversion feature of $0.2 million and a decrease in the operating income from the Company’s oil and gas portfolio of $1.0 million, offset by an increase in income from the school bus transportation segment of $2.4 million, an increase in other (income) expense of $1.7 million, an increase in the foreign currency gain of $0.3 million and a decrease in interest expense of $0.1 million

Equity in Net Income of Unconsolidated Investment: The Equity in Net Income of unconsolidated investments of twenty five thousand dollars represents the Company’s share of the earnings of a consulting and management services firm, an investment which the Company completed in the third quarter of fiscal year 2015. (see “Liquidity and Capital Resource-Acquisitions and Investments”).

Net Income:  Net income for the Company for the third quarter of fiscal year 2015 totaled $1.9 million, which included an income tax expense of $1.0 million.   Net income for the third quarter of fiscal year 2014 amounted to $2.6 million, which included an income tax expense of $0.9 million. The effective tax rates for the third quarter of fiscal year 2015 and the third quarter of fiscal year 2014 were 33.7% and 25.9%, respectively. The increase in the tax rate quarter over quarter was due to various discrete events in the prior year’s quarter including the bargain gain.  Basic and diluted net income per common share was $0.02 for the third quarter of fiscal year 2015 and $0.03 for the third quarter of fiscal year 2014.

Nine months ended March 31, 2015 Compared to Nine months ended March 31, 2014

The Company’s core business is school bus transportation.  As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio.  The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the first nine months of fiscal year 2015 include $2.4 million in oil and gas revenue, $1.7 million in related cost of operations, $0.2 million in general and administrative expense and $0.8 million in depletion expense.  The consolidated results for the first nine months of fiscal year 2014 include $3.8 million in oil and gas revenue, $1.9 million in related cost of operations, $0.2 million in general and administrative expense and $0.7 million in depletion expense. The revenue reduction for the first nine months of fiscal year 2015 compared to the first nine months of fiscal year 2014 was due to a reduction in both price and production, primarily related to the recent decline in fuel market prices.

The remaining discussion of the Company’s operating results through “Loss from Operations” is related to the Company’s core school bus transportation segment.  Discussion of items below “Loss from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues:  Revenues for school bus transportation for the first nine months of fiscal year 2015 were $399.9 million compared to $343.1 million for the first nine months of fiscal year 2014, representing an increase of $56.8 million, or 16.6%.  Revenue for the first nine months of fiscal year 2015 was negatively impacted by approximately $4.7 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the first nine months of fiscal year 2014 to the first nine months of fiscal year 2015 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first quarter of fiscal year 2015, the Company started operations on fourteen new bid contracts (two of which were conversions and two of which were tuck-ins to existing locations) and closed one acquisition in the second quarter of fiscal year 2015.  The Company did not renew four contracts for the fiscal year 2015. In addition, the Company closed three acquisitions, two during the first quarter of fiscal year 2014 and one during the third quarter of fiscal year 2014.

The acquisitions completed in the first and third quarters of 2014, the new bid-in contracts for fiscal year 2015 and the acquisition completed in the second quarter of fiscal year 2015, accounted for $43.6 million in new business growth in the first nine months of fiscal year 2015, which was partially offset by a $1.9 million revenue reduction resulting from the four contracts not renewed.  The impact of net operating day differences, primarily weather related associated with school closings, accounted for a $1.7 million timing related increase in year over year revenues. The remaining $18.1 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases. At March 31, 2015, there is a $6.2 million revenue deferral primarily related to weather days, compared to originally anticipated revenues for the current fiscal year that is expected to be recovered in the fourth quarter.

Cost of Operations:  Cost of operations for school bus transportation for the first nine months of fiscal year 2015 was $312.7 million as compared to $267.5 million for the first nine months of fiscal year 2014, representing an increase of $45.2 million or 16.9%. The acquisitions completed in the first and third quarters of 2014, the new bid-in contracts for fiscal year 2015 and the acquisition completed in the second quarter of fiscal year 2015, accounted for $35.3 million of the total increase in cost of operations, which was partially offset by a $1.3 million reduction resulting from the four contracts not renewed. The year over year results will reflect additional expenses for the first nine months of fiscal year 2015 associated with the timing related increase in year over year revenue related to operating day differences noted above.  In addition, similar to the revenue deferral at March 31, 2015 and anticipated recovery in the fourth quarter, the results for the first nine months of fiscal year 2015 reflect expense deferrals primarily related to weather days, compared to originally anticipated expense levels for the current fiscal year that will be incurred as the associated revenue deferrals are recovered over the remainder of the school year. The remaining $11.2 million increase in cost of operations, net of new business  and contracts not renewed for fiscal year 2015, resulted primarily from an increase in salaries and wages, operating costs, higher fringe benefit costs and higher maintenance costs, partially offset by lower fuel costs.  Salaries and wages, net of new business and contracts not renewed for fiscal year 2015, increased by $6.3 million due primarily to higher driver, maintenance and operations wages.  As a percentage of revenue, driver wages, maintenance wages and operations wages remained the same at 34.7%, 4.2% and 4.8% respectively, for both the first nine months of fiscal year 2015 and the first nine months of fiscal year 2014. Operating cost, net of new business and contracts not renewed for fiscal year 2015 increased $4.5 million primarily due to an additional year of vehicle leasing costs. Fringe benefit costs net of new business and contracts not renewed for fiscal year 2015, increased $1.8 million due to higher employment taxes associated higher rates and the wage increases noted above. Fringe benefit costs increased as a percentage of revenue to 9.5% in the first nine months of fiscal year 2015 from 9.4% in the first nine months of fiscal year 2014. Maintenance expense, net of new business and contracts not renewed for fiscal year 2015, increased $1.0 million as a result of higher net parts and tire expense, but remained unchanged at 5.3% of revenue for both the first nine months of fiscal year 2015 and the first nine months of fiscal year 2014. Fuel expense, net of new business and contracts not renewed for fiscal year 2015, decreased $2.4 million due primarily to lower fuel market prices. Fuel expense decreased as a percentage of revenue to 7.8% in the first nine months of fiscal year 2015 from 8.9% in the first nine months of fiscal year 2014.

General and Administrative Expense:  General and administrative expense for school bus transportation for the first nine months of fiscal year 2015 was $41.0 million compared to $34.7 million for the first nine months of fiscal year 2014, an increase of $6.3 million or 18.3%. As a percentage of revenue, total general and administrative expense increased to 10.3% for the first nine months of fiscal year 2015 compared to 10.1% for the first nine months of fiscal year 2014. The increase in general and administrative expenses is primarily due to the acquisitions and bid in contracts completed during the first nine months of fiscal year 2015 and increased professional fees and administrative compensation.

Acquisition Expense: Acquisition expense for the first nine months of fiscal year 2015 was three thousand dollars.  Acquisition expense for the first nine months of fiscal year 2014 was $0.3 million. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Non-Cash Stock Compensation:  Non-cash stock compensation expense for school bus transportation for the first nine months of fiscal year 2015 was $4.2 million. The non-cash compensation expense was related to the issuance of 663,620 Class B Series Three common shares of STA Holdings in the first nine months of fiscal year 2015. Non-cash stock compensation expense for school bus transportation for the first nine months of fiscal year 2014 was $3.9 million. The non-cash compensation expense was related to the issuance of 635,074 Class B Series Three common shares of STA Holdings in the first nine months of fiscal year 2014.

Depreciation Expense:  Depreciation expense for school bus transportation for the first nine months of fiscal year 2015 was $32.6 million compared to $31.1 million for the first nine months of fiscal year 2014, an increase of $1.5 million. The increase was primarily related to the vehicles associated with the acquisition completed in the third quarter of fiscal year 2014, the acquisition completed in the second quarter of 2015 and the new bid-in contracts that started operations in fiscal 2015, partially offset by the depreciation savings due to the additional vehicles leased in fiscal 2015. As a percentage of revenue, depreciation expense decreased to 8.1% for the first nine months of fiscal year 2015 from 9.1% for the first nine months of fiscal year 2014.

Amortization Expense:  Amortization expense for school bus transportation was $2.4 million for the first nine months of fiscal year 2015 compared to $2.7 million in the first nine months of fiscal year 2014. The decrease of $0.3 million related to several covenants not to compete which have fully amortized. As a percentage of revenue, amortization expense decreased to 0.6% in the first nine months of fiscal year 2015 from 0.9% in the first nine months of fiscal year 2014.

Income from Operations: Income from operations for school bus transportation was $6.9 million for the first nine months of fiscal year 2015 compared to $2.8 million for the first nine months of fiscal year 2014.  The increase in income from operations of $4.1 million resulted from the operating line items discussed above and reflects a negative impact of $0.3 million in exchanges rates between the Canadian dollar and the US dollar from the first nine months of fiscal 2014 compares to the first nine months of fiscal 2015 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense:  Interest expense for the first nine months of fiscal year 2015 was $13.2 million compared to $12.1 million for the first nine months of fiscal year 2014. An approximate $1.1 million increase in interest expense was due to both higher average debt outstanding and higher average interest rates, which were partially offset by a decrease in the mark to market on the interest rate swap in the first nine months of fiscal year 2015 as compared to the first nine months of fiscal year 2014.

Foreign Currency (Gain) Loss:  Foreign currency gain for the first nine months of fiscal year 2015 totaled $0.4 million compared to foreign currency loss of $0.1 million for the first nine months of fiscal year 2014.  The increase in the foreign currency gain of $0.5 million results primarily from the gains realized upon the settlement of the foreign currency exchange contracts.

Unrealized Loss on Foreign Currency Exchange Contracts:  Unrealized loss on foreign currency exchange contracts was $1.9 million for the first nine months of fiscal year 2015 compared to an unrealized loss of $0.1 million for the first nine months of fiscal year 2014.  The increase in unrealized loss of $1.8 million primarily reflects the fair value adjustment of the foreign currency exchange contracts resulting from the change in exchange rates for each period.

Non-cash Loss (Gain) on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was $0.2 million for the first nine months of fiscal year 2015 compared to a non-cash gain of $0.7 million in the first nine months of fiscal year 2014.  The decrease in the non-cash gain of $0.5 million was related to the change in fair value of the embedded conversion feature derivative associated with STI’s issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures.  The conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity.  Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired: The gain on the bargain purchase in the third quarter of fiscal year 2014 was $2.8 million, net of tax, resulting from the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation, as discussed below under the heading “Liquidity and Capital Resource-Acquisitions”.

Other (Income) Expense , net:  Other income totaled $2.7 million in the first nine months of fiscal year 2015 compared to other expense of $0.7 million in the first nine months of fiscal year 2014. The increase in income of $3.4 million was due to a decrease in the Class B Series Three share expense of $2.3 million, combined with an increase unrealized gains on foreign currency translations of $0.6 million and an increase in the gain on disposal of assets of $0.5 million in the first nine months of fiscal year 2015 compared to the first nine months of fiscal year 2014.

 Loss before Income Taxes and Equity in Net Income of Unconsolidated Investment:  Loss before income taxes and Equity in Net Income of Unconsolidated Investment was $5.2 million for the first nine months of fiscal year 2015 compared to loss of $5.7 million for the first nine months of fiscal year 2014. The decrease in the loss of $0.5  million resulted primarily from an increase in the operating income for school bus operations of $4.1 million, an increase in other (income) expense of $3.4 million, a increase in  foreign currency gain of $0.5 million , partially offset by a decrease in the bargain gain of $2.8 million, an increase in interest expense of $1.1 million, an increase in loss on unrealized foreign currency exchange contracts of $1.8 million, a decrease in the gain on the US$ 6.25% Convertible Debenture conversion feature of $0.5 million and a decrease in the operating income from the oil and gas segment of $1.3 million.

Equity in Net Income of Unconsolidated Investment: The Equity in Net Income of unconsolidated investments of twenty five thousand dollars represents the Company’s share of the earnings of a consulting and management services firm, an investment which the Company completed in the third quarter of fiscal year 2015. (see “Liquidity and Capital Resource-Acquisitions and Investments”).

Net Loss:  Net loss for the Company for the first nine months of fiscal year 2015 totaled $3.3 million, which included an income tax benefit of $1.9 million.   Net loss for the first nine months of fiscal year 2014 amounted to $3.3 million, which included an income tax benefit of $2.4 million. The effective tax rates for the first nine months of fiscal year 2015 and the first nine months of fiscal year 2014 were 35.6% and 41.9%, respectively.  The decrease in the year to date effective income tax rate year over year was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country as well as the bargain gain on acquired assets recorded in the prior year. Basic net loss per common share was $0.04 for both the first nine months of fiscal year 2015 and the first nine months of fiscal year 2014.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is no school bus transportation revenue during this period.  The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period.  Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s senior credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with operating lease financing and cash flow from operations.  As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year.  The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis.  The Company has historically funded its distributions with cash from operations on an annual basis.

During the nine months ended March 31, 2015, net cash provided by operations totaled $16.4 million, which reflects a $20.8 million use of cash for net working capital. Net cash taxes paid during the nine months ended March 31, 2015 amounted to $0.7 million. The Company’s investing activities for the nine months ended March 31, 2015 resulted in a use of cash of $31.6 million.  Included in these investing activities were, (i) $0.4 million in funding for the  acquisition  and $1.7 million in funding for the equity investment, both which closed in the first nine months of fiscal year 2015, (ii) capital expenditures related to the new bid contracts for fiscal year 2015 of $25.2 million (which includes $0.9 million for oil & gas investments in new wells), (iii) $5.8 million in capital expenditures related to replacement capital spending (iv) $0.2 million in seller debt payments and (v) $1.6 million in proceeds from sale of equipment.  The Company’s financing activities for the nine months ended March 31, 2015 represented a source of cash of $17.4 million. Included in these financing activities were (i) $127.2 million in credit agreement borrowings and $148.0 million in credit agreement repayments, (ii) $65.6 million in proceeds from the 2015 Bought Deal offering of common shares (iii) $24.8 million in dividend payments made (iv) $1.6 million in payments to repurchase Class B common shares (v) $0.6 million in other financing fees and (vi) $0.4 million in payments to repurchase common stock.

Loan Facilities

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”).  The previous agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement had an initial commitment of approximately $140.0 million and included a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which were available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.  The Company could request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, (the “Accordion Feature”) so long as no default or event of default had occurred and was continuing.  The Third Amended and Restated Credit Agreement had a five year term with a maturity date of February 4, 2016.

On February 27, 2013, the Company amended its Third Amended and Restated Credit Agreement (as amended the “Credit Agreement”). The amendment extended the maturity date (previously due February 4, 2016) to February 27, 2018, or if earlier, 90 days prior to the maturity of the Senior Secured Notes (as defined below) and increased the commitments to $155.0 million, from the previous commitments of $140.0 million. The increase in the facility was a result of certain existing lenders increasing their commitments as well as a new lender joining the bank group in replacement of an existing lender.  During fiscal year 2015, the Company accessed the accordion feature under the Credit Agreement increasing commitments by $10.0 million to $165.0 million with the addition of another new lender joining the bank group.  On August 19, 2014, the Company entered into another amendment under the Credit Agreement. The amendment increased commitments to $225.0 million from  $165.0 million, extended the $100.0 million Accordion Feature and extended the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes, as defined below.  The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The current commitments at March 31, 2015, include a US $180.0 million loan facility and a Canadian $45.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, each as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as set forth in the Credit Agreement (3.25% at March 31, 2015), plus the applicable margin, which ranges from 0.50% to 1.25%, depending on STA Holdings’ senior leverage ratio on the pricing date.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term.  The Senior Secured Notes now reflect a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued the senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies.  The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes at an original coupon of 5.941%.  The Senior Secured Notes rank pari passu with borrowings under the Credit Agreement.

Borrowings under the Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries.  In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview Transit.  Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its U.S. subsidiaries.  In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings’ U.S. subsidiaries.

At March 31, 2015, debt outstanding under the Credit Agreement and Senior Secured Notes totaled $38.6 million and $35.0 million, respectively.  At March 31, 2015, the Company had approximately $184.6 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Credit Agreement (excluding the $100.0 million Accordion Feature in additional commitments the Company may request under the Credit Agreement).  In addition, at March 31, 2015, outstanding debt included approximately $158.1 million in Convertible Debentures. The Credit Agreement currently has a five year term with a maturity date of August 19, 2019 or if earlier, 90 days prior to the maturity of the Senior Secured Notes. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016.

Convertible Debentures

During the fiscal years ended June 30, 2010, 2011 and 2014, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading “General”.

The Cdn$ 6.75% Convertible Debentures have a five year term, are denominated in Canadian dollars, are due and payable on June 30, 2015, and were callable by the Company beginning in July 2013, if certain conditions noted earlier, were met. In February 2015, Cdn$ thirty six thousand dollars of the Company’s Cdn$ 6.75% Convertible Debentures were converted into 4,965 shares of common stock by the holders. The US$ 6.25% Convertible Debentures have a seven year term, are denominated in U.S. dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014 if certain conditions noted earlier, are met. The Company did not redeem and none of the holders have converted any of the US$ 6.25% Convertible Debentures as of March 31, 2015. The Cdn$ 6.25% Convertible Debentures have a five and a half year term, are denominated in Canadian dollars, are due and payable on June 30, 2019, and are callable by the Company beginning in July 2017, if certain conditions noted earlier, are met.  None of the holders have converted any of the Cdn$ 6.25% Convertible Debentures as of March 31, 2015.

The functional currency of STI is the Canadian dollar.  The Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars.  As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity.  The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.  On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the US$ 6.25% Convertible Debentures by STI to STA Holdings.  This intercompany loan is denominated in U.S. dollars, bears interest at a rate of 6.25% per annum and has a set maturity date of June 30, 2018.  As such, this intercompany loan is considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable are considered transaction gains or losses as STI’s functional currency is the Canadian dollar and are included in the consolidated statement of operations.  The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the US$ 6.25% Convertible Debentures in the consolidated statement of operations.

The Cdn$ 6.75% Convertible Debentures mature on June 30, 2015. The Company will use a portion of the net proceeds from the 2015 Bought Deal to repay any outstanding balance of the Cdn$ 6.75% Convertible Debentures on June 30, 2015. The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options (see “Forward-Looking Statements”).

Leasing Arrangements

         During the fiscal year ended June 30, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $24.0 million in replacement school vehicles and $20.4 million in growth vehicles for the 2013-2014 school year.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases are approximately $6.3 million per year for the term of the leases.

During the nine months ended March 31, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles for the 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

Acquisitions and Investments

On July 23, 2013 the Company acquired Scholastic Bus Co., (“Scholastic”) located in Bergen County, New Jersey for approximately $2.4 million, consisting of $2.2 million in cash and $0.2 million in deferred purchase price. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

On August 27, 2013 the Company acquired Williams Bus Lines Co. (“Williams Bus”), located in Wilkes Barre, Pennsylvania, for approximately $3.4 million. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

On February 10, 2014, the Company acquired certain assets and contracts in California from Atlantic Express Transportation Corporation (“AE”), for approximately $17.2 million.  STI's subsidiary School Wheels Direct (“SWD”) managed the California operations from January 10, 2014 to February 9, 2014.  AE had previously filed for protection under the federal bankruptcy protection rules.  The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired. Therefore, the Company recognized a bargain purchase gain of approximately $2.8 million, net of tax, which was included in the consolidated statement of operations for the 2014 fiscal year. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada, for approximately $0.4 million. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date.

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million.  The Company has accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our Credit Facility and the potential additional issuance of common shares and debt securities (see “Forward-Looking Statements”).

Fuel Prices

The Company operates a fleet of approximately 12,200 vehicles as at March 31, 2015 and consumes substantial amounts of fuel for its operations.  While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for fiscal year 2015, entered into fixed price contracts, in August 2014 with fuel suppliers to cover approximately 20% of its remaining fuel exposure.

Segment Information ($ in 000’s)

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment.  The transportation segment provides school bus and management services to public and private schools in North America.  The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Revenue
Transportation	$155,967	$136,710	$399,888	$343,122
Oil and gas	347	1,553	2,409	3,810
	$156,314	$138,263	$402,297	$346,932
Operating earnings (loss)
Transportation	$7,337	$4,919	$6,914	$2,817
Oil and gas	(344)	573	(321)	982
	6,993	5,492	6,593	3,799
Unallocated expenses	4,137	1,984	11,768	9,457
Income tax expense (benefit)	963	908	(1,850)	(2,368)
Net income (loss)	$1,893	$2,600	$(3,325)	$(3,290)

	As at	As at
	March 31, 2015	June 30, 2014
Total Assets
Transportation	$548,111	$534,522
Oil and gas	8,796	9,316
	$556,907	$543,838

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of March 31, 2015 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000’s):

	Third
	Amended		Senior
	Credit	Convertible	Secured
	Facility	Debentures	Notes	Total
Year ending June 30,
2015 (4/1/15-6/30/15)	$-	$39,447	$-	$39,447
2016	-	-	-	-
2017	-	-	35,000	35,000
2018	-	59,427	-	59,427
2019	38,650	59,214	-	97,864
thereafter	-	-	-	-
	$38,650	$158,088	$35,000	$231,738

The maturity date of the Credit Agreement was extended by amendment in August 2014 to August 19, 2019 or if earlier, 90 days prior to the maturity of the Senior Secured Notes.

The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at March 31, 2015 ($ in 000’s):

	Operating	Vehicle
	Leases	Leases	Total
Year ending June 30,
2015 (4/1/15-6/30/15)	$3,544	$8,818	$12,362
2016	11,006	28,036	39,042
2017	9,319	25,018	34,337
2018	6,996	21,822	28,818
2019	4,956	17,538	22,494
2020 and thereafter	3,751	11,550	15,301
Total minimum payments	$39,572	$112,782	$152,354

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $272.1 million and $430.2 million, respectively as at March 31, 2015.  Further, the senior debt to EBITDA ratio (as defined in the Credit Agreement and adjusted for capitalization of vehicle leases) would increase 1.0:1, and the total debt to EBITDA ratio would increase 0.5:1.

Outstanding Share Data

As at March 31, 2015, the Company had 95,801,365 issued and outstanding common shares, Cdn $50.0 million principal amount of Cdn$ 6.75% Convertible Debentures convertible into approximately 6.9 million common shares, US $60.0 million principal amount of US$ 6.25% Convertible Debentures convertible into approximately 6.3 million common shares and Cdn $75.0 million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 8.3 million common shares.  There are no preferred shares issued and outstanding. (see “Liquidity and Capital Resource-Convertible Debentures”).

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate.  Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the first nine months of fiscal year 2015, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the first nine months of fiscal year 2015.

As at March 31, 2015, the Company’s material variable rate borrowings included the outstanding borrowings under the Credit Agreement. As at December 31, 2014, the Company had $113.5 million in outstanding indebtedness under the Credit Agreement.  As at March 31, 2015, the Company had $38.6 million in outstanding indebtedness under the Credit Agreement, reflecting net repayments during the third quarter form operating cash flows and the 2015 Bought Deal.   The Company has an interest rate swap in place for a notional amount of $50.0 million to swap the variable rate to a fixed rate for $50.0 million in borrowings under the Credit Agreement. (see “Liquidity and Capital Resource-Convertible Debentures”).

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars.  At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions.  Currently, the Company’s swap contracts cover approximately 64% of anticipated dividends and interest payments in Canadian dollars through December 2015. The Company will continue to review its hedging practices in connection with additional changes in the Company’s business and capital structure.

At March 31, 2015, the Company had 18 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

April 2015-Dec 2015	18	19.7	23.4	1.1892

The forward foreign exchange contracts cover approximately 64% of currently anticipated dividends and interest payments on the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures through December 2015 based on the current dividend rate in effect for the past year.  The Company intends to fund a majority of the remaining amount of currently anticipated dividends and interest payments with cash flows from operations. At March 31, 2015 STA Holdings had a $1.2 million unrealized foreign exchange loss on the open forward currency exchange contracts, (see “Subsequent Events”). The Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are denominated in Canadian dollars, and the payment of these debentures upon maturity will be payable in Canadian dollars.  The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Cdn$ 6.25% Convertible Debentures upon maturity.  The Cdn$ 6.75% Convertible Debentures due June 30, 2015 are also denominated and payable, upon maturity, in Canadian dollars. On March 6, 2015, the Company entered into a forward foreign exchange contract for a notional amount of Cdn$ 50.0 million to cover the principle amount of the Cdn$ 6.75% Convertible Debentures due June 30, 2015 (see “Liquidity and Capital Resource-Convertible Debentures”).

The Company is also exposed to changes in the market price of fuel in the ordinary course of business.  As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.  The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for fiscal year 2015, entered into fixed price contracts, in August 2014, with fuel suppliers to cover approximately 20% of its remaining fuel exposure.

Summary of Quarterly Results ($ in 000’s, except per share data)

	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3nd Qtr
	2013	2014	2014	2014	2014	2015	2015	2015

Revenues	$122,279	$73,140	$135,529	$138,263	$142,567	$88,532	$157,451	$156,314
Net income (loss)	$6,747	$(8,792)	$2,902	$2,600	$4,542	$(8,755)	$3,537	$1,893
Net income (loss) per share	$0.08	$(0.11)	$0.04	$0.03	$0.05	$(0.11)	$0.04	$0.02

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is minimal school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Internal Controls over Financial Reporting

We have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the nine months ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services are provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non contractual basis. The Company paid the transportation equipment dealer $0.5 million and $0.6 million for the nine months ended March 31, 2015 and 2014, respectively.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On April 30, 2015, the Company liquidated all of its forward foreign currency contracts covering approximately 64% of the anticipated dividends and interest payable in Canadian dollars through December 31, 2015, having a notional value of approximately $19.7 million, (see “Quantitative and Qualitative Disclosures About Market Risk”). The Company will recognize a gain of approximately $0.8 million in connection with the liquidation of these contracts in the fourth quarter of fiscal year 2015.

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events.  Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate.  Actual results may differ significantly from these estimates.  The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles.   Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method.  Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value.  If the Company does not choose to perform a qualitative assessment, a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill.  If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

 When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

 Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company.  The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives.  Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years.

Impairment of Long-Lived Assets.  Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs.  Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, the actuarial development of claims to their select ultimate, in addition to third party premiums/expenses associated with this coverage.  We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary.  Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience and development.

Stock Based Compensation.  The Company accounts for stock-based compensation and other stock-based payments using the fair value method.  Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2015 and fiscal year 2014. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and re-measured at fair value on a quarterly basis.  Changes in fair value are recorded in the Consolidated Statement of Operations.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS).  In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.  Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes.  Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled.  A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes.  Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority.  The Company and its subsidiaries are examined by various federal and state tax authorities.  The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes.  The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date.  Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date.  Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, STA ULC and the Company’s Canadian operations is the Canadian dollar.  The functional currency of the Company’s operations in the United States is the U.S. dollar.  The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.  As a result, the assets and liabilities of the Company, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period.  Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity.  The Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars.  As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity.  The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Oil and Gas Reserve Estimates.  Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner.  The process relies on interpretations of available geographical, geophysical, engineering and production data.  The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants.  Estimates prepared by others may be different than these estimates.  Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered.  In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves.  Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.  Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings.  In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations.  The asset retirement obligation provision recorded in the consolidated financial statements is based on estimates of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur.  The estimates are based on the Company’s net ownership interest in the wells.  Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

A discussion of general and specific risk factors that could affect our financial performance is found under the heading “Risk Factors” in our “Annual Information Form” for the fiscal year ended June 30, 2014, which is available on SEDAR at www.sedar.com and which section is incorporated herein by reference.

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